UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

I.D. Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

449489103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449489103
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avis Budget Group, Inc. 06-0918165
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,000,000
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON CO

Item 1.

(a)    Name of Issuer:

I.D. Systems, Inc.

(b)    Address of Principal Executive Offices:

I.D. Systems Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

Item 2.

(a)    Name of Person Filing:

Avis Budget Group, Inc.

(b)    Address of Principal Business Office or, if none, Residence:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

(c)    Place of Organization:

The filing person is organized in Delaware.

(d)    Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)    CUSIP Number:

449489103

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Item 3 is not applicable.

Item 4.    Ownership.

(a)    Amount Beneficially Owned:    1,000,000

(b)    Percent of class:        7.3%

(Based on the number of shares outstanding reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016.)

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:     1,000,000
(ii)    Shared power to vote or to direct the vote:     0
(iii)    Sole power to dispose or to direct the disposition of:     1,000,000
(iv)    Shared power to dispose or to direct the disposition of:     0

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Item 6 is not applicable.

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

Item 9 is not applicable.

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017

AVIS BUDGET GROUP, INC.
By:	/s/ Bryon L. Koepke
Bryon L. Koepke
Senior Vice President and Chief Securities Counsel